3/11/03

RECEIVED FEB 28 2003 187 SEC MAIL PROCESSING SECTION WASH. D.C.

SECURITIES AND EXCHANGE COMMISSION

03014625

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.C. Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ablamsky — 516-921-0055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

90 Merrick Avenue	East Meadow	New York	11554
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald P. Casadonte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.C. Capital LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE PETERSON
NOTARY PUBLIC, State of New York
No. 01PE4968364, Qual. in Suffolk Co.
Commission Expires June 18, 2006

Signature

MANAGING MEMBER
Title

Joyce Peterson 2/27/03
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.C. CAPITAL LLC

Financial Statements

December 31, 2002

D.C. CAPITAL, LLC

Financial Statements
Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES D. RAICH, CPA
NORMAN S. MALTER, CPA
LARRY WILK, CPA
GERARD NORTH, CPA
ELLIS A. ENDE, CPA
HOWARD P. TATZ, CPA
MICHAEL W. ALDERMAN, CPA
JAMES J. HULLSTRUNG, CPA
GLEN MALINGS, CPA
KEVIN MINOGUE, CPA
FRAN MARKUS, CPA
KENNETH LINDENBAUM, CPA

Independent Auditors' Report

To the Members
D.C. Capital, LLC

We have audited the accompanying statement of financial condition of D.C. Capital, LLC as of December 31, 2002 and the related statements of income, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.C. Capital, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
February 6, 2003

The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com

D.C. CAPITAL, LLC

Statement of Financial Condition
December 31, 2002

Assets	
Current Assets	
Cash and cash equivalents	$ 170,295
Receivables from brokers	4,401,630
Securities owned - marketable securities - market value	591,245
Prepaid expenses and other current assets	13,657
	5,176,827
Equipment, Furniture and Fixtures	75,147
Less: Accumulated depreciation	19,839
	55,308
Deposits	11,800
	$ 5,243,935
Liabilities and Members' Capital	
Current Liabilities	
Accounts payable and accrued expenses	$ 920,721
Securities sold - not yet purchased - at market value	1,607,928
Due to traders	150,000
	2,678,649
Members' Capital	2,565,286
	$ 5,243,935

See notes to financial statements.

D.C. CAPITAL, LLC

Statement of Income
For the Year Ended December 31, 2002

Revenues	
Commissions	$ 8,670,130
Professional service fees	6,434,439
Realized gain on firm trading investments	717,610
Unrealized (loss) on firm trading investments	(354,422)
Interest and dividends	107,881
Miscellaneous income	40,905
	15,616,543
Expenses	
Clearing and brokerage charges	1,156,057
Salaries - trading	5,774,264
Salaries - administration	611,443
Employee payroll taxes and benefits	283,713
Commissions	403,500
Regulatory fees and expenses	(1,308)
Interest on margin balances	24,409
Occupancy cost - rent, utilities and taxes	138,465
Office, administrative and other operating	291,947
Professional fees	59,396
Consulting fees	425,250
	9,167,136
Income Before Depreciation and Organization Costs	6,449,407
Organization Costs	31,167
Depreciation	16,158
Net Income	$ 6,402,082

See notes to financial statements.

D.C. CAPITAL, LLC

Statement of Changes in Members' Capital
For the Year Ended December 31, 2002

Balance - January 1, 2002	$ 387,204
(Distributions) to members	(4,224,000)
Net income	6,402,082
Balance - December 31, 2002	$ 2,565,286

See notes to financial statements.

D.C. CAPITAL, LLC

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities	
Net income	$ 6,402,082
Adjustments to reconcile net income to net cash provided by (used for) operating activities:	
Depreciation	16,158
Organization costs	31,167
Changes in operating assets and liabilities	
(Increase) decrease in:	
Receivables from brokers	(4,203,864)
Securities owned	(406,496)
Prepaid expenses and other	(13,657)
Increase (decrease) in:	
Accounts payable and accrued expenses	850,257
Securities sold, not yet purchased - market value	1,607,928
	4,283,575
Cash Flows from Investing Activities	
Acquisition of equipment and furniture	(50,942)
Decrease in other investments	1,500
	(49,442)
Cash Flows from Financing Activities	
Increase in due to traders	150,000
Distributions to members	(4,224,000)
	(4,074,000)
Increase in Cash	160,133
Cash and Cash Equivalents - beginning	10,162
Cash and Cash Equivalents - end	$ 170,295

See notes to financial statements.

1 - Organization and Business

D.C. Capital, LLC (the "Company") was incorporated on November 4, 1999 under the laws of the State of New York.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD).

The Company's business as a broker/dealer includes executing securities transactions for customers as an introducing broker, principal trading securities on behalf of the firm's own account, and making markets in certain publicly traded security issues. All securities transactions are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also provides investment management and advisory services on behalf of customers and venture capital firms.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. ***Proprietary Securities*** - The Company classifies the equity and debt securities purchased for its own account as *trading securities* recorded on a trade date basis. Marketable securities are reported in the financial statements at market value and securities not readily marketable are valued at fair value as determined by management. As a result, the Company reports realized gains and losses on securities bought and sold for its own account, and includes in current earnings unrealized holding gains and losses on securities held as of the financial statement date.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC, or whose prices are quoted by the NASDAQ, are recorded as securities transactions occur. Commissions earned from other trading activities, primarily related to transfers of mutual fund shares, are recorded monthly and include trades through the end of each month.

Continued

d. ***Depreciation*** - Office equipment, furniture and fixtures are stated at cost and are depreciated using the double-declining method over estimated useful lives of 5-7 years.

e. ***Income Taxes*** - The Company, with the consent of its members, has elected to be taxed as a partnership and, as such, is not subject to federal and state income taxes as all taxable income and losses and relevant deductions flow through to the members individually. The members report for tax purposes, their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

f. ***Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables From Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement.

At December 31, 2002, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Broker; commission revenue earned, net of clearing expenses; net amount from the purchase and sale of proprietary securities.

The amount receivable from Clearing Brokers consist of the following:

Cash held in accounts of clearing brokers	$ 1,268,220
Fees and commissions receivable	1,707,290
Cash received from sale of securities not yet purchased	1,426,120
	$ 4,401,630

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from customer accounts introduced by the Company. As of December 31, 2002, the Clearing Brokers did not require a reserve to be established.

4 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	*Sold, Not Yet Purchased*
Corporate Stocks	$572,245	$1,607,928
Options	19,000	-
	$591,245	$1,607,928

5 - Equipment, Fixtures and Improvements

At December 31, 2002, equipment, fixtures and improvements are stated at cost and are summarized as follows:

Equipment	$ 50,414
Furniture and Fixtures	24,733
	75,147
Less: Accumulated depreciation	19,839
	$ 55,308

6 - Due to Traders

The Company has received funds from traders employed by the firm as a good faith deposit to offset any losses incurred by the trader in the firm's proprietary accounts. The deposit is refundable to the trader at the discretion of the firm and does not bear interest. As of December 31, 2002, no losses have been realized to be drawn against this deposit.

7 - Pension Costs

The Company contributes to the pension accounts of certain qualified employees and the managing members of the Company. The contributions are determined annually and are based upon the maximum amount of non-elective contributions allowed under current Internal Revenue Service regulations. The pension expense for the year ended December 31, 2002 amounted to $18,000.

Continued

8 - Commitments and Contingencies

The Company has assumed the lease for the office space located in Syosset, New York effective December 2001 from Sound Holdings LLC, an entity owned by the members of the Company. The lease for the office space provides for annual rent increases each year through December 2004, the expiration date.

In addition, the Company is obligated pursuant to an operating lease for office equipment through July 2006.

Net minimum future rental payments pursuant to the above leases as of December 31, 2002 for the next four years and in the aggregate are:

2003	$ 164,020
2004	138,364
2005	2,400
2006	1,200

Rent expense for all leases amounted to $147,113 for the year ended December 31, 2002.

The Company maintains cash balances at financial institutions, subject to FDIC regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of December 31, 2002, the Company's cash balances on deposit exceed the insured limits by $120,168.

9 - Concentrations

The Company is subject to certain risks due to its dependence on a limited number of clients for the majority of its revenue. For the year ended December 31, 2002, approximately 86.7% of the Company's revenue was derived from one client. In addition, at December 31, 2002, included in receivables from brokers, there was approximately $924,000 of commissions and professional services fees due from this customer.

10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt to debt-equity ratios. At December 31, 2002, the Company was in compliance with these requirements, as set forth in the supplementary information.

D.C. CAPITAL, LLC

Supplementary Information - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2002

Computation of Net Capital	
Total Members' Equity Qualified for Net Capital	$2,565,286
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Equipment, fixtures and improvements - net book value	55,308
Prepaid expenses and other current assets	13,657
Other deductions	11,800
	80,765
Net capital before haircuts	2,484,521
Haircuts on securities:	
Options	9,500
All other securities	232,071
Undue concentration	7,792
Other	99,522
	348,885
Net Capital	$2,135,636
Computation of Basic Net Capital Requirement	
Computation of Aggregate Indebtedness	
Total liabilities	$2,678,649
Exclusions from aggregate indebtedness - securities sold, not yet purchased	1,607,928
Aggregate indebtedness	$1,070,721
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 71,417
Net Capital Requirement - greater of minimum net capital requirement or $100,000	$ 100,000
Net Capital in Excess of Requirement	$2,035,636
Ratio of Aggregate Indebtedness to Net Capital	.50 to 1.00

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated February 25, 2003 as filed by the Company.

See independent auditors' report.

D.C. CAPITAL, LLC.

Supplementary Information - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2002 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES D. RAICH, CPA
NORMAN S. MALTER, CPA
LARRY WILK, CPA
GERARD NORTH, CPA
ELLIS A. ENDE, CPA
HOWARD P. TATZ, CPA
MICHAEL W. ALDERMAN, CPA

JAMES J. HULLSTRUNG, CPA
GLEN MALINGS, CPA
KEVIN MINOGUE, CPA
FRAN MARKUS, CPA
KENNETH LINDENBAUM, CPA

Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

To the Members
D.C. Capital, LLC

In planning and performing our audit of the financial statements of D.C. Capital, LLC for the year ended December 31, 2002, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Security and Exchange Commission (the "Commission"), we also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, errors, irregularities, or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
February 6, 2003